EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

June 2020

Item 3	News Releases

News release dated June 11, 2020.

Item 4	Summary of Material Change

The Company announced that it has entered into an exclusivity agreement with Altum Pharmaceuticals Inc. (“Altum”) to work towards finalizing a mutually acceptable definitive agreement for the “merger of equals” transaction, pursuant to which BetterLife would issue 4.582 common shares of BetterLife for each Altum common share, which represented approximately $36.1 million in value based on the proposed share exchange as at May 25, 2020.

The Company also announced that Altum has received an “exclusive, worldwide and royalty free and sublicensable license” to intellectual property on the composition and the method of manufacturing IFNa2b that yields contaminant (isoform) free, highest purity IFNa2b.

Prior to the completion of the “merger of equals” with Altum, the Company intends on completing a consolidation of its common shares at a 10-for-1 consolidation ratio (the “Consolidation”). Following the Consolidation and prior to the merger with Altum, the total issued and outstanding common shares of the Company will be approximately 17,210,985. If the Consolidation is completed, the share exchange ratio for the “merger of equals” with Altum will be revised to 0.4582 common shares of BetterLife for each Altum common share. The Consolidation is subject to the receipt of all required approvals.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

June 15, 2020

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SCHEDULE “A”

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BetterLife Pharma Updates Shareholders on its Proposed Acquisition of Altum

VANCOUVER, June 11, 2020 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAT) is pleased to announce that it has entered into an exclusivity agreement with Altum Pharmaceuticals Inc. (“Altum”) to work towards finalizing a mutually acceptable definitive agreement for the “merger of equals” transaction, pursuant to which BetterLife would issue 4.582 common shares of BetterLife for each Altum common share, which represented approximately $36.1 million in value based on the proposed share exchange as at May 25, 2020.

Mr. Doroudian, the sole director of Altum, has informed the Board of BetterLife that Altum will call for a special meeting of its shareholders as soon as possible to, among other things, vote on the merger with BetterLife. As announced in its press release of May 25, 2020, BetterLife had secured “hard” lock-up agreements from shareholders of Altum, representing 67.12% of the outstanding common shares of Altum.

The proposed transaction to acquire all the shares of Altum is subject to the receipt of all required approvals and with BetterLife being satisfied with the results of its due diligence. BetterLife has reviewed published scientific claims and materials available publicly on Altum’s pipeline of products.

BetterLife would also like to announce that it has amended terms of the agreement entered into on May 6, 2020 with Altum to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment. Closing date of the definitive agreement has been extended to July 15, 2020.

Mr. Robert Metcalfe, the lead director of BetterLife commented “I am very pleased that we can finally move ahead with Altum to complete the merger and begin work of advancing Altum’s pipeline of 3 products, especially AP-003 and its potential as a COVID-19 treatment.”

Exclusive license

In the original press release dated May 7, 2020, BetterLife had announced that in relation to Altum’s shared intellectual property with a Canadian governmental research and technology organization ("Research Organization") on composition and the method of manufacturing IFNa2b that yields contaminant (isoform) free, highest purity IFNa2b, “Altum is negotiating with the Research Organization, in the interim, to convert its license to an exclusive license, and ultimately, to obtain an assignment of the Research Organization's rights”. The Company is very pleased to announce that, today, Altum received an “exclusive, worldwide and royalty free and sublicensable license” to that intellectual property.

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Share consolidation

BetterLife would also like to announce that, prior to the completion of the “merger of equals” with Altum, it intends on completing a consolidation of its common shares at a 10-for-1 consolidation ratio (the “Consolidation”). Following the Consolidation and prior to the merger with Altum, the total issued and outstanding common shares of the Company will be approximately 17,210,985. If the Consolidation is completed, the share exchange ratio for the “merger of equals” with Altum will be revised to 0.4582 common shares of BetterLife for each Altum common share. The Consolidation is subject to the receipt of all required approvals.

About Altum Pharmaceuticals Inc.

Formed in 2016, Altum is a privately-held company headquartered in Vancouver, British Columbia, Canada. Altum’s pipelines consists of three products:

AP-003: Altum’s current lead product AP-003, is a patent pending proprietary Interferon α2b (IFN α2b) inhalation formulation. In recent studies IFN α2b has been shown to be effective in slowing viral replication. In the study published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors the findings presented in the study were the first to suggest therapeutic efficacy of IFN-a2b in COVID-19 disease. Altum is planning a randomized, double-blind, placebo controlled trial of AP-003 in early stage COVID-19 patients to start in the near future.

AP-001: Altum’s first product AP-001 is a topical IFN α2b product for the treatment of Human Papiloma Virus (HPV) infection that can cause cervical cancer. In 2017, Altum acquired the BiPhasix™ platform from Helix Biopharma. The BiPhasix™ technology is a novel encapsulation and delivery platform technology. BiPhasix-encapsulated interferon IFN α2b for use in treatment of HPV-cervical dysplasia. AP-001 has completed Phase 2.

AP-002: In April 2018, Altum acquired Lexi Pharma Inc., a therapeutics company focused on development of treatments for bone related disorders. Lexi’s lead product, AP-002, is an oral gallium-based novel small molecule. AP-002 has US IND approved and has started Phase 1-2 in October 2019 in the US in cancer patients with advanced or recurrent solid tumours.

For further information please visit altumpharma.com.

Cautionary Note

The Company is not making any express or implied claims that Altum’s AP-003 or any other product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of Altum’s AP-003 are under investigation and market authorization has not yet been obtained.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to its customers. For further information please visit abetterlifepharma.com.

Contact:

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 604-221-0595

Cautionary Note Regarding Forward-Looking Statements

Except for historical information, the matters set forth above may be forward-looking statements that involve risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to complete the transaction with Altum or to meet obligations under the agreement with Altum, the failure of Altum to hold a meeting of its shareholder, the failure of the shareholders of Altum approving the matters before them, the failure of Altum to complete clinical trials or to have success in such trials, the failure of Altum to secure and/or enforce patent protection for AP-003, the failure of Altum to secure exclusive rights from third parties, the failure of the Company to secure financing needed to carry out the plans set out herein, the failure of the Company to complete the share consolidation, the failure to meet the conditions imposed by the CSE or other securities regulators,the competitive environment within the industry, the ability of BetterLife to commence and expand its operations, the level of costs incurred in connection with BetterLife's operational efforts, economic conditions in the industry, pandemics, and the financial strength of BetterLife's future customers and suppliers. Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing; general economic, business and market conditions; our ability to successfully and timely complete clinical studies; product development delays and other uncertainties related to new product development; our ability to attract and retain business partners and key personnel; the risk of our inability to profitably commercialize our proposed products; the risk that our proposed clinical trials will not be launched in a timely manner (or at all) or if launched yield positive results or that we will not obtain regulatory market approvals for our products; the extent of any future losses; the risk of our inability to establish or manage manufacturing, development or marketing collaborations; the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches; dependence on third parties for successful commercialization of our products; inability to obtain product and raw materials in sufficient quantity or at standards acceptable to health regulatory authorities to commence and complete clinical trials or to meet commercial demand; the risk of the termination or conversion of our license with Altum or our inability to enforce our rights under our license with Altum;·our ability to obtain patent protection and protect our intellectual property rights; commercialization limitations imposed by intellectual property rights owned or controlled by third parties; uncertainty related to intellectual property liability rights and liability claims asserted against us; the impact of competitive products and pricing; and future levels of government funding; additional risks and uncertainties, many of which are beyond our control.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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